State of Delaware
Secretary of State
Division of Corporations
Delivered 10:57 AM 01/31/2020
FILED 10:57 AM 01/31/2020
SR 20200707168 - File Number 5293002

CERTIFICATE OF DESIGNATION
of
SERIES 2018 CONVERTIBLE PREFERRED STOCK for ALPHA INVESTMENT INC.

The undersigned, Todd C. Buxton, being the duly elected Secretary and Executive Officer of Alpha Investment Inc., a Delaware corporation (the "Corporation"), hereby certifies the following:

Relating to Preferred Stock. The Board of Directors (the "Board") is authorized, without shareholder approval, subject to the limitations prescribed by law and the provisions of the Company's Articles of Incorporation, to provide for the issuance of the shares of Preferred Stock in accordance with TITLE 8 CHAPTER 1., Subchapter V. Code of the Delaware GENERAL CORPORATION LAW, in one or more series, and by filing a Certificate of Designation pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualification, limitations or restrictions thereof.

Pursuant to Subchapter V of the Delaware Corporation Law, and Article IV of the Company's Articles of Incorporation, the following shall constitute the designation of the Company's Series Z Preferred Stock:

(a) Designation of Series 2018 Preferred Stock. The Board of Directors of the Company has designated 100,000 authorized shares of preferred stock as Series 2018 Preferred Stock having the following rights, preferences, privileges, and restrictions:

(i) Each share of Series 2018 Preferred Stock shall have a Par Value of $15.00 per share with no voting rights and shall not vote together with holders of the Company's common stock on all matters upon which common stockholders may vote;

(ii) Shares of Series 2018 Preferred Stock **shall not** entitle the holder(s) thereof to receive dividends, whether in cash, property, or in securities of the Company;

(iii) Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any stock ranking higher to the Series 2018 Preferred Stock, the holders of the Series 2018 Preferred Stock shall be entitled to be paid out of the assets of the Corporation if any, shall be distributed ratably to the holders of the Corporation's Common Stock;

(iv) Each share of Series 2018 Preferred Stock shall be convertible within 1-yr from issuance into the number of shares of the Corporation's common stock equal to two (2) shares; and at such time the redemption by the Corporation is equivocated;

(v) Each share of Series 2018 Preferred Stock shall have Cashless Common Stock Warrant coverage of 1.40/time(x) the Face Amount purchased by the Shareholder and after the 12th month Anniversary date from issuance exercise from the Company until 5 p.m., Eastern Time for a five (5) year term from the Issue Date (the "Expiration Date"). The Warrant holder may elect to exercise this Warrant in whole or in part by receiving shares of the Securities equal to the value (as determined below) of this Warrant, or any part hereof, upon surrender of the Warrant at the principal office of the Company together with notice of such election, in which event the Company shall issue to the Warrant holder a number of shares of

the securities computed using the following formula:

$$X = \frac{Y(A-B)}{A}$$

Wher e X = the number of shares of the Securities to be issued to the Warrant holder;

Y = the number of Securities issuable upon exercise of this Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being exercised (at the date of such calculation);

A = the Fair Market Value of one share of the Securities (at the date of such calculation); and

B = the Exercise Price of the Warrant (as adjusted to the date of such calculation).

(vi) The initial price of each share of Series 2018 Preferred Stock shall be $15.00 per share, and will be periodically adjusted from time to time at the sole discretion of the Board of Directors, until such time as a listed secondary and/or listed public market develops for the shares. Provided however, that all such periodic adjustments remain consistent with relevant federal and state statutes governing the offering of such shares;

(vii) At any time after the first 180 days anniversary of the original issue date of the Preferred Shares, the Company shall have the right, but not the obligation, to redeem, out of funds legally available therefor, all (but not less than all) of the outstanding Preferred Shares. The Company shall redeem the Preferred Shares by paying in cash, common stock, and or a combination of both an amount per share equal to the Par Value for such Preferred Shares. On the 120th month anniversary of the original issue date, the Company shall have the obligation to redeem, out of funds legally available therefor, all outstanding Preferred Shares at a price per share equal to the Par Value for such Shares.

(viii) Shares of Series 2018 Preferred Stock are anti-dilutive to reverse splits, and therefore in the case of a reverse split, are convertible to the number of Common Shares after the reverse split as would have been equal to the ratio established in Section (iv) prior to the reverse split. The conversion rate of shares of Series 2018 Preferred Stock, however would increase proportionately in the case of forward splits, and may not be diluted by a reverse split following a forward split.

This Certificate of Designation to the Articles of Incorporation was approved by the board of

directors of the Company in a meeting duly held "), in accordance with Subchapter V of the Delaware Corporation Law, and Article IV of the Company's Articles of Incorporation

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation to the Articles of Incorporation as of this 29th day of January 2020.

ALPHA INVESTMENT INC.

Todd C. Buxton, Secretary